

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 5, 2006

Mr. James A. Cochran
TurboChef Technologies, Inc.
Six Concourse Parkway
Suite 1900
Atlanta, Georgia 30328

> **RE: TurboChef Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 8, 2006**
> **File #0-32334**

Dear Mr. Cochran:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 29

1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were sufficiently effective to ensure that information required to be disclosed in your Form 10-K

was recorded, processed, summarized and reported within the specified time periods. It is inappropriate to conclude that your disclosure controls and procedures are "sufficiently" effective. Your conclusion should be that your disclosure controls and procedures are either effective or ineffective, whichever the case may be. Given this, please tell us if your Chief Executive Officer and Chief Financial Officer still conclude that, at December 31, 2005, your disclosure controls and procedures were effective to ensure that information required to be disclosed in your Form 10-K was recorded, processed, summarized and reported within the specified time periods. In addition, please also confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Note 2. Summary of Significant Accounting Policies
Cost of Product Sales, page F-12

2. Please clarify for us and provide your basis your accounting policy regarding the classification of costs related to installation services. We note that your cost of product sales does not include any cost allocation for administrative and support services required to deliver or install an oven.
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Note 3. Acquisition of Business and Intangible Assets, page F-15

3. We note your disclosure that you acquired Enersyst Development Center, L.L.C. (Enersyst) on May 24, 2004. Given your disclosure that Enersyst holds over 180 issued patents and patent applications worldwide, it is unclear to us why your purchase price allocation does not reflect the fair value related to these patents. In this regard, we also note that in your Form 10-Q for the quarter ended September 30, 2004 you reflected $10.6 million of developed technology and only $2.7 million of goodwill associated with this acquisition. Your Form 10-K for the year ended December 31, 2004 revised these amounts such that you reflected $8 million of developed technology and increased goodwill to $5.9 million. It does not appear that your disclosures clarify why these revisions to your purchase price allocation were made. Refer to paragraph 51d of SFAS 141. Please provide us with sufficient information to understand the appropriateness of your purchase price allocation, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of SFAS 141.

4. We note your disclosure that you acquired the patent and technology assets of Global Appliance Technologies Inc. ("Global"). Please clarify for us if the $6.3M in aggregate consideration for the assets included patents. If so, please tell us how you determined that it was appropriate to expense the value of these patents. In addition, we note your reference to an independent valuation firm. In future filings please either identify this expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Note 8. Accrued Warranty and Upgrade Costs, page F-17

5. Please provide us with the following additional information regarding the longevity and reliability issues you identified in Subway's Tornado ovens:

   - We note that you believe the issues have been satisfactorily resolved. Please tell us if you believe that Subway shares your assessment.
   - Please provide us with a comprehensive discussion of the timeframe over which you first became aware of and then subsequently dealt with this issue. In this regard, please tell us when you first experienced an increase in warranty calls, how the pace of the calls trended over the year, and how you mobilized your operations to respond to these complaints.
   - Provide us with a comprehensive discussion of how you estimated your warranty costs at the quarter ended June 30, 2005 and how the facts and circumstances related to this issue changed during the subsequent quarter leading to an increase in the accrual for the quarter ended September 30, 2005.
   - Given that a substantial amount of your revenue has been derived from your sales to Subway, please tell us how you intend to respond to issues with the Tornado ovens that occur outside the warranty period. In this regard, if it is reasonably possible that the Company will continue to provide warranty coverage to the Subway Tornado ovens subsequent to their expiration of their one-year warranty, this fact should be disclosed and any amounts in excess of the amounts recorded that you may incur should be disclosed.
   - Tell us whether you have incurred any additional costs with regard to the longevity and reliability issues in Subway's Tornado ovens subsequent to March 31, 2006.

Note 15. Litigation, page F-23

6. With a view towards future disclosure, please tell us what the settlement terms from your agreement with Food Automation-Service Techniques, Inc consisted of and how such terms were reflected in your financial statements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
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Sincerely,

John Cash
Accounting Branch Chief